EXHIBIT 12

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended
	March 31,
(Dollars in thousands)	2010	2009
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$ 1,425	$ 5,406
Fixed charges (excluding preferred stock dividends)	2,947	3,896
Total earnings	4,372	9,302
Fixed charges:
Interest expense (excluding deposit interest)	2,872	3,823
Rent expense interest factor (1)	75	73
Preferred stock dividends (2)	513	341
Total fixed charges (excluding deposit interest)	3,460	4,237

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	1.26	2.20

Including Interest on Deposits:
Earnings:
Income before income taxes	$ 1,425	$ 5,406
Fixed charges (excluding preferred stock dividends)	8,091	10,880
Total earnings	9,516	16,286

Fixed charges:
Interest expense (including deposit interest)	8,016	10,807
Rent expense interest factor (1)	75	73
Preferred stock dividends (2)	513	341
Total fixed charges (including deposit interest)	8,604	11,221

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	1.11	1.45

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.
(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.